UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2008

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number:  0-19294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REHABCARE GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REHABCARE GROUP, INC.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
RehabCare Group, Inc. 401(k) Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri
June 17, 2009

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Cash and cash equivalents	$9,146,433	$7,620,858
Mutual funds	57,860,527	76,738,130
RehabCare Group Inc. common stock	2,283,551	3,235,691
Self-directed brokerage accounts	2,184,680	2,626,999
Common collective trusts	11,165,074	12,381,440
Other investments	177	992
Total investments, at fair value	82,640,442	102,604,110

Participant loans	1,200,344	889,700

Receivables:
Participants’ contributions	403,855	542,697
Employer contribution	152,949	144,615
Accrued interest	47,606	33,427
Total receivables	604,410	720,739
Net assets available for plan benefits	$84,445,196	$104,214,549

See accompanying notes to financial statements.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
RehabCare Group Inc. common stock realized gains (losses), net	$(170,957)	$43,711
Other investment realized gains (losses), net	(2,929,493)	1,066,503
Unrealized appreciation (depreciation), net	(28,720,558)	(1,031,674)
Total appreciation (depreciation) of investments, net	(31,821,008)	78,540
Interest and dividends:
Cash dividends	1,305,317	5,289,470
Interest	747,130	713,849
Other income (loss)	(410,729)	241,020
Total investment income (loss)	(30,179,290)	6,322,879

Contributions:
Participants	15,833,134	15,184,158
Employer	4,000,489	3,707,124
Rollover of plan assets from previous employers	1,373,816	1,552,716
Total contributions	21,207,439	20,443,998

Deductions:
Benefits paid to participants	(10,545,686)	(11,949,423)
Administrative fees	(251,816)	(22,507)
Total deductions	(10,797,502)	(11,971,930)
Net change in assets available for plan benefits	(19,769,353)	14,794,947

Transfers:
Transfers of assets to the Plan	—	18,789,118

Net assets available for plan benefits:
Beginning of year	104,214,549	70,630,484
End of year	$84,445,196	$104,214,549

See accompanying notes to financial statements.

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The following description of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

Effective June 1, 1991, RehabCare Group, Inc. (the Company) established the Plan, a defined contribution plan for the benefit of its eligible employees.  Effective July 1, 2007, the Plan was restated to incorporate prior amendments.  No significant amendments were made to the Plan in 2008.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Effective June 1, 2004, employees are eligible to participate in the Plan on the first day of the month following employment.  Prior to June 1, 2004, employees who had attained age 21 were eligible to participate in the Plan on the first day of the month following the completion of one year of employment.

Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 75% of eligible compensation, to the Plan up to the maximum allowable under current Internal Revenue Service regulations ($15,500 in both 2008 and 2007).  Participant contributions under the Plan are exempt from Federal income taxes.  Participants may also contribute amounts representing distributions from other qualified retirement plans.  The Company may make discretionary contributions to match the participants’ contributions.  During the years ended December 31, 2008 and 2007, the Company’s discretionary contribution was 50% of the first 4% of a participant’s compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant may direct their account balance into one or more of the 17 investment options offered by the Plan or a self-directed investment option.  The self-directed investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds.

Vesting

Each participant is 100% vested in his or her contributions and earnings thereon. The vested percentage of each participant’s Company contribution and earnings thereon is determined in accordance with the following table:

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Vested
Number of years of service	percentage
Less than 1 year of service	0%
1 or more years of service	100%

The term “year of service” in the above table means any calendar year in which the participant completes at least 1,000 hours of service.

Participant Loans

The Plan has a loan program for its participants. When added to the outstanding balance of all other loans to a participant, a loan may not exceed the lesser of: (a) 50% of the vested portion of their account balance or (b) $50,000, reduced by the excess of the highest outstanding loan balance during the preceding one-year period over the outstanding loan balance on the date the loan was made. Loans may be outstanding for up to five years. Principal and interest is paid ratably through payroll deductions. The interest rate charged to participants is a fixed rate equal to the prime rate on the date the loan is issued. Any loans outstanding shall become due and payable in full at the end of the calendar quarter following a participant’s termination. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.0% to 9.3% as of December 31, 2008.

Distribution of Plan Benefits

Upon termination of service, each participant may elect to have his or her benefits distributed in either a lump-sum amount or installment payments.

Plan Fees and Commissions

Investment management fees and loan administration fees are charged directly to the participants’ accounts.  Effective January 1, 2008, plan administration fees are also charged to the participants’ accounts.  Total fees paid by the Plan amounted to $251,816 and $22,507 for the years ended December 31, 2008 and 2007, respectively.

Participation Forfeitures

Amounts representing forfeitures are periodically used to reduce the Company’s future contributions.  For the years ended December 31, 2008 and 2007, forfeited nonvested amounts totaled approximately $54,000 and $41,000, respectively.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.  Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles  requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair values of the Plan’s investments in money market funds (cash equivalents), mutual funds, self-directed brokerage accounts and the Company’s common stock are based on quoted market prices.  Investments in common collective trusts are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Any unrealized appreciation or depreciation for the period is reflected in the statements of changes in net assets available for plan benefits.  Interest income is recorded as earned on the accrual basis.

Valuation of Participant Loans and Receivables

Participant loans are recorded at amortized cost, unpaid principal plus accrued interest, which approximates fair value.  The carrying values of receivables approximate fair value due to their relatively short-term nature.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and/or December 31, 2007:

	2008	2007
Investments at fair value as determined by quoted
market price
Mutual funds:
Columbia Acorn	$6,155,252	$9,211,580
First Eagle Overseas	9,327,434	11,197,691
Growth Fund of America	11,752,922	18,336,541
Pimco Total Return Fund	10,380,335	8,759,179
Schwab S&P 500 Index	7,177,100	10,558,525
Sound Shore Fund	4,784,121	7,709,863
JP Morgan Mid Cap Value Select	3,714,713	5,753,039
Money market mutual fund:
Schwab Value Advantage Fund	9,145,977	7,533,128

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the net appreciation (depreciation) of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2008 and 2007:

	2008	2007
Mutual funds	$(25,878,717)	$(934,781)
Common stock – RehabCare Group, Inc.	(1,087,481)	1,070,609
Common collective trusts	(4,854,810)	(57,288)
	$(31,821,008)	$78,540

(4)	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“Statement 157”).  This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements.  The Plan adopted Statement 157 effective January 1, 2008.  Statement 157 does not require any new fair value measurements, and the adoption of Statement 157 did not have a material impact on the Plan’s financial statements.

The following table sets forth the level within Statement 157’s fair value hierarchy for each of the Plan’s investments, which are measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2008 Using:
	Carrying value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$9,146,433	$9,146,433	$—	$—
Mutual funds	57,860,527	57,860,527	—	—
RehabCare common stock	2,283,551	2,283,551	—	—
Self-directed brokerage accounts	2,184,680	2,184,680	—	—
Common collective trusts	11,165,074	—	11,165,074	—
Other investments	177	—	—	177
Total investments, at fair value	$82,640,442	$71,475,191	$11,165,074	$177

The level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Cash and cash equivalents:  These investments primarily consist of money market mutual funds, which are valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Mutual funds:  These investments are public investment vehicles valued using the NAV provided by the administrator of the fund.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

RehabCare common stock:  RehabCare common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Self-directed brokerage accounts:  These investments are valued by the trustee based on quoted market prices obtained from national securities exchanges and are classified within level 1 of the valuation hierarchy.

Common collective trusts:  These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Other Investments
Balance, beginning of year	$992
Purchases, sales, issuances and settlements (net)	(815)
Balance, end of year	$177

(5)	Related-Party Transactions

Certain Plan investments are in funds managed by Schwab Retirement Plan Services, Inc.  Schwab Retirement Plan Services, Inc. is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Additionally, Plan investments include shares of RehabCare Group Inc. common stock.  RehabCare Group, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to a participant’s deferral account will be fully vested.

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(7)	Tax Status

The Plan obtained its latest determination letter on April 24, 2009, in which the Internal Revenue Service stated the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and is, therefore, not subject to federal income taxes under present income tax laws.  Therefore, no provision for income taxes has been made in the accompanying financial statements.

(8)	Plan Transfers

Effective April 17, 2007, the Symphony Health Services 401(k) Plan was merged into the RehabCare Group, Inc. 401(k) Employee Savings Plan.  On that date, the Company transferred approximately $18.8 million from the Symphony Health Services 401(k) Plan into the RehabCare Group, Inc. 401(k) Employee Savings Plan.

(9)	401(k) Employee Savings Plan Committee and Trustees of the Plan

The Plan provides for a 401(k) committee, chaired by the Company’s chief financial officer, who acts as the plan administrator with representatives from the Company’s finance, human resources, and legal departments. Schwab Retirement Plan Services, Inc. is the trustee for the Plan.

(10)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Schwab Money Market Fund	Money market mutual fund	$456
*	Schwab Value Advantage Fund	Money market mutual fund, 9,145,977 shares	9,145,977
*	RehabCare Stock Fund	Common stock, 150,630 shares	2,283,551
	Personal Choice Retirement Accounts	Self-directed brokerage accounts	2,184,680
	Alger Small Cap Growth	Mutual fund, 81,024 shares	1,249,393
	Columbia Acorn	Mutual fund, 347,558 shares	6,155,252
	Davis New York Venture Fund A	Mutual fund, 88,876 shares	2,099,250
	First Eagle Overseas	Mutual fund, 561,217 shares	9,327,434
	Growth Fund of America	Mutual fund, 581,828 shares	11,752,922
	JP Morgan Mid Cap Value Select	Mutual fund, 240,279 shares	3,714,713
	Pimco Total Return Fund	Mutual fund, 1,023,702 shares	10,380,335
*	Schwab S&P 500	Mutual fund, 516,710 shares	7,177,100
	Sound Shore Fund	Mutual fund, 210,199 shares	4,784,121
	Thornburg International Value	Mutual fund, 62,758 shares	1,220,007
	Cash value of life insurance	Life insurance contract	177
*	Schwab Managed Retirement 2010	Common Collective Trust, 89,019 shares	1,087,808
*	Schwab Managed Retirement 2020	Common Collective Trust, 219,304 shares	2,675,505
*	Schwab Managed Retirement 2030	Common Collective Trust, 296,381 shares	3,633,633
*	Schwab Managed Retirement 2040	Common Collective Trust, 275,357 shares	3,329,062
*	Schwab Managed Retirement Inc	Common Collective Trust, 43,472 shares	439,066
	Participant loans	Interest rates range from 4.0% to 9.3%, 260 loans	1,200,344
			$83,840,786

*  Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN
(Name of plan)

June 17, 2009	/s/ jay w. shreiner
(Date)	Jay W. Shreiner
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP dated June 17, 2009